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                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549





                           SCHEDULE 13G
                          (Rule 13d-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                          PURSUANT TO 13d-2(b)

                          (Amendment No. 1) *



                       First Lancaster Bancshares, Inc.
             --------------------------------------------------
                             (Name of Issuer)


                                Common Stock
             --------------------------------------------------
                       (Title of Class of Securities)


                              32067S 10 1
                         --------------------
                            (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                   Page 1 of 9 pages
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CUSIP No. 32067S 10 1             13G          Page 2 of 9 Pages

1.   NAME OF REPORTING PERSON:
     First Lancaster Bancshares, Inc.
     Employee Stock Ownership Plan

     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     61-1297318

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   SOLE VOTING POWER                   0

6.   SHARED VOTING POWER            76,704

7.   SOLE DISPOSITIVE POWER:             0

8.   SHARED DISPOSITIVE POWER:      76,704

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                        76,704

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN
     SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   8.0%

12.  TYPE OF REPORTING PERSON:   EP
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CUSIP No. 32067S 10 1             13G          Page 3 of 9 Pages


1.   NAME OF REPORTING PERSON:  David W. Gay

     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   SOLE VOTING POWER               3,457

6.   SHARED VOTING POWER            80,056*

7.   SOLE DISPOSITIVE POWER:         3,457

8.   SHARED DISPOSITIVE POWER:      81,057*

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                        84,514*


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:    [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   8.8%*

12.  TYPE OF REPORTING PERSON: IN

* Includes shares held by the First Lancaster Federal Savings
  Bank Management Recognition Plan Trust as to which the
  reporting person, as a trustee, shares voting power and
  dispositive power over 4,628 shares and 5,633 shares,
  respectively.
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CUSIP No. 32067S 10 1             13G          Page 4 of 9 Pages


1.   NAME OF REPORTING PERSON:  Ronald L. Sutton

     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   SOLE VOTING POWER              10,958

6.   SHARED VOTING POWER            67,651*

7.   SOLE DISPOSITIVE POWER:        10,958

8.   SHARED DISPOSITIVE POWER:      68,656*

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                        79,614*

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:    [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   8.3%*

12.  TYPE OF REPORTING PERSON:   IN

* Includes shares held by the First Lancaster Federal Savings
  Bank Management Recognition Plan Trust as to which the
  reporting person, as a trustee, shares voting power and
  dispositive power over 4,628 shares and 5,633 shares,
  respectively.
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
CUSIP No. 32067S 10 1             13G          Page 5 of 9 Pages


1.   NAME OF REPORTING PERSON:  Jack C. Zanone


     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   SOLE VOTING POWER               3,358

6.   SHARED VOTING POWER            67,651*

7.   SOLE DISPOSITIVE POWER:         3,358

8.   SHARED DISPOSITIVE POWER:      68,656*

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                        72,014*

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:    [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   7.5%*

12.  TYPE OF REPORTING PERSON:   IN

* Includes shares held by the First Lancaster Federal Savings
  Bank Management Recognition Plan Trust as to which the
  reporting person, as a trustee, shares voting power and
  dispositive power over 4,628 shares and 5,633 shares,
  respectively.
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                                              Page 6 of 9 Pages
               Securities and Exchange Commission
                     Washington, D.C.  20549

ITEM 1(a)  NAME OF ISSUER.
           First Lancaster Bancshares, Inc.

ITEM 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
           208 Lexington Street
           Lancaster, Kentucky  40444-1131

ITEM 2(a)  NAME OF PERSON(S) FILING.
           First Lancaster Bancshares, Inc. Employee Stock
Ownership Plan ("ESOP"), and the following individuals who serve as trustees of the trust established under the ESOP: David W.
Gay, Ronald L. Sutton, and Jack C. Zanone.

ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE.
           Same as Item 1(b).

ITEM 2(c)  CITIZENSHIP.
           See Row 4 of the second part of the cover page provided for each reporting person.

ITEM 2(d)  TITLE OF CLASS OF SECURITIES.
           Common Stock, par value $.01 per share.

ITEM 2(e)  CUSIP NUMBER.
           See the upper left corner of the second part of the cover page provided for each reporting person.

ITEM 3.    CHECK WHETHER THE PERSON FILING IS A:


    (f)    [x]   Employee Benefit Plan, Pension Fund which is
                 subject to the provisions of the Employee
                 Retirement Income Security Act of 1974 or
                 Endowment Fund; see 13d-1(b)(1)(ii)(F),

     Items (a) (b) (c) (d) (e) (g) and (h) - not applicable.
This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), filing under the Item 3(f) classification, and by each trustee of the trust established pursuant to the ESOP, filing pursuant to SEC no-action letters. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by these entities.
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                                              Page 7 of 9 Pages

ITEM 4.  OWNERSHIP.
         (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

         (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

         (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Pursuant to Section 13.7 of the ESOP, the ESOP Committee has the power to direct the receipt of dividends on shares held in the ESOP trust.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
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                                              Page 8 of 9 Pages

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST LANCASTER BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

By Its Trustees:


     /s/ David W. Gay                             January 28, 1998
     __________________________________           ________________
     David W. Gay, as Trustee                     Date


     /s/ Ronald L. Sutton                         January 28, 1998
     __________________________________           ________________
     Ronald L. Sutton, as Trustee                 Date


     /s/ Jack C. Zanone                           January 28, 1998
     __________________________________           ________________
     Jack C. Zanone, as Trustee                   Date


/s/ David W. Gay                                  January 28, 1998
_________________________________________         _______________
David W. Gay, as an Individual                    Date
  Stockholder

/s/ Ronald L. Sutton                              January 28, 1998
_________________________________________         _______________
Ronald L. Sutton, as an Individual                Date
  Stockholder

/s/ Jack C. Zanone                                January 28, 1998
_________________________________________         ________________
Jack C. Zanone, as an Individual                  Date
  Stockholder

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                                              Page 9 of 9 Pages

Exhibit A
---------

     The trustees of the ESOP hold shares of common stock of the issuer in trust for the benefit of employees participating in the ESOP. Pursuant to
Section 13.6 of the ESOP, (i) the trustees vote common stock allocated to participant accounts in accordance with instructions by participants, (ii) shares of common stock of the issuer which have not been allocated and allocated stock for which no voting direction has been received shall be voted by the trustees in the same proportion that participants direct the voting of allocated shares, and (iii) if no voting direction has been received as to allocated shares, the issuer may direct the trustees as to the voting of all unallocated shares, and if the issuer gives no direction, the trustees shall vote such shares in their sole discretion. Pursuant to Section 13.3 of the ESOP, the trustees exercise investment direction as directed by the issuer in its capacity as the ESOP Committee. Overall, the trustees must exercise voting and dispositive power with respect to the assets held by the ESOP, including common stock of the issuer, in accordance with the fiduciary responsibility requirements imposed by Section 404 of the Employee Retirement Income Security Act of 1974, as amended.